Filed by Spartacus Acquisition Shelf Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Spartacus Acquisition Corporation

(Commission File No. 001-39622)

Yahoo Finance’s Brian Sozzi, Myles Udland, and Julie Hyman speak with NextNav Chairman and XM Satellite Radio Founder, Gary Parsons, about NextNav’s SPAC deal, and outlook for 3D GPS technology.

Video Transcript

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BRIAN SOZZI: Next-generation GPS maker NextNav plans to be a public company before year end after saying it will combine in a new SPAC transaction. Founded in 2007, NextNav is being valued at $1.2 billion. The company's technology is believed to help locate a device's specific indoor positioning. Let's welcome in NextNav chairman Gary Parsons. It should also be noted Gary is also the founder of XM satellite radio. Gary, good to see you this morning. So not a new company, unlike a lot of the other SPACs that have come to market. You've been around since 2007. How much business will you do this year, and where is it coming from?

GARY PARSONS: Well, it's interesting. Yes, we're not a new company. We've been developing this technology for over a decade. Frankly, we put together the spectrum asset that we're building this next-generational GPS capability off of back even further than a decade. But we've had to roll it out, get it accepted as an international standard for GPS or a terrestrial-based GPS system.

And the advantage of that, obviously, is that it goes deep inside buildings. It's not as weak. It can't be jammed easily. It can't be spoofed to make it appear you're in some different location. So it overcomes all of the frailties that GPS has historically had. That's where it's coming from.

Our initial customer, our initial partner is AT&T and the FirstNet Authority, the National Broadband technology for first responders. And your graphic leading into this was tracking people inside buildings, but actually, first responders and SWAT team needs to know where their people are, situational awareness. So that's one of the first market opportunities. And obviously, gaming very much utilizes knowing exactly where you are-- a "Pokemon Go," but also vertical so it can go different places within cities. Advertising, the mobile advertising the data analytics, the ability to determine foot traffic for a particular shop in a mall where there's a very different retail outlet on the first floor, second floor, third floor-- so all of those are positive aspects.

The often-overlooked aspect that was one of the things that got me involved in wanting to do it for public safety and actually national security issue is the fact that it provides a GPS-like backup timing. And if you're familiar with it, most critical infrastructure in the United States-- all the cellular networks, the power grid, financial transactions-- they all actually get their timing or clocking off of the GPS system. So it, not only from a consumer's standpoint or for first responders, allows you to know exactly where you're located within a building in an emergency situation.

But it also allows, in the event of hostile actions to damage the GPS system, or frankly, even a massive solar flare or something that disrupts the satellite systems, you've got so much commerce in the United States today. It's estimated by the US government over $700 billion of economic activity is keyed to GPS-- some of that to its location aspects, some of to its timing aspects.

But for the last 10 years, we've been developing the product, rolling out the network with our partner, AT&T and FirstNet, to get it in the hands of the first-responder community to save lives and give situational awareness to the first responders.

JULIE HYMAN: Hi, Gary. It's Julie here. So you've talked a lot about the potential for this. And of course, we showed some of your revenue projections on the screen. But I guess I'm curious, where is it actually being used today, or do you know, by the end of the year, who signed contracts with you to put this into use and to see some of those use cases that you've talked about come to fruition?

GARY PARSONS: Julie, it's probably good to separate it into two discrete separate products. One-- our Pinnacle product is actually the element that adds the vertical location to existing horizontal location networks, so whether it's a Wi-Fi network or a GPS network. Now the blue dot, instead of just moving horizontally, can go up in a building. We only introduced that product commercially just a couple of months ago.

So as you can imagine, it is the earliest stages of adoption. AT&T and FirstNet, as we indicated, are our first customers. It's being used by first responders today for their own situational awareness. But we also have signed agreements with Gimbal, who does-- I guess, supports 1,800 different apps and applications-- Panera Bread app, things like this. They do in-stadium apps to help you find the location where you go to get your nearest beer. And by doing this, they can-- using our precise location capabilities, they're able to give you the best direction.

The second product that is probably two more years away from widespread adoption is the one that provides the GPS backup capability for critical infrastructure. But that's also what provides the certainty and resilience of a signal for GPS for autonomous vehicles-- eVTOLs, UAVs, drones, all of those things that have to have a secure location capability. It can't be blocked by a building as soon as you get into a city or jammed by a signal. So that's our first customers today. Unity and the Unreal Engine from Epic Games are two of the biggest gaming groups that have signed agreements with us so that you can now provide 3D and augmented reality capabilities to all of their gaming capabilities as well.

BRIAN SOZZI: Gary, before we let you go, SPACs have gotten really a bad rub in recent months, and in many respects, rightfully so. What type of financial rigor have you brought to the company and have you built into the company?

GARY PARSONS: Well, the first thing to kind of understand is, both, it was a different SPAC that we engaged with-- we didn't go through some SPAC off just to get the maximum valuation. We wanted people that knew the industry, that we knew them, they knew us. I go back decades with some of those investors.

And then secondly, we've put over $250 million into this company over the last 10 years, from Goldman Sachs, NEA, Oak, Future Fund, Columbia Capital, some of the biggest names and strongest long-term players in the venture capital world. So we've always had a view for the long term on this. And we think that's an important element to have that stability. But now as we're beginning to finalize rolling out the TerraPoiNT network to provide that critical GPS capability-- and I would mention, by the way, Brian, we don't have any money in our plan from federal government support.

But clearly, this is a huge activity at Congress. It's actually one of the few bipartisan things you're ever going to find. To have Ted Cruz and Ed Markey as the lead sponsor on this, who are about as diametrically opposed as you can get, but they all recognize the vulnerability for national security. And so we think infrastructure bill-wise, we're likely to get some support out of that as well too.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to Spartacus Acquisition Corporation’s (the “Company”), NextNav Holdings, LLC’s (“NextNav”), or the combined company’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the transactions (the “Transactions”) contemplated in the merger agreement (the “Merger Agreement”); the PIPE Investment, the business plans, objectives, expectations and intentions of the public company once the Transactions are complete, and NextNav’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on the Company’s or NextNav’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or NextNav’s control that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the Transactions; (2) the inability to complete the proposed business combination contemplated by the Merger Agreement and the Transactions due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Merger Agreement; (3) the ability of the combined company to meet Nasdaq’s listing standards following the Transactions; (4) the inability to complete the PIPE Investment; (5) the risk that the proposed Transactions disrupt current plans and operations of NextNav as a result of the announcement and consummation of the Transactions described herein; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers retain its management and key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals, including from the Federal Communications Commission, required to complete the business combination; (9) the possibility that NextNav may be adversely affected by other economic, business and/or competitive factors; (10) the outcome of any legal proceedings that may be instituted against the Company, NextNav or any of their respective directors or officers, following the announcement of the Transactions; (11) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; and (12) other risk and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by the Company. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and the Company and NextNav undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, whether as a result of new information, future events or otherwise.

Additional Information About the Transaction and Where to Find It

Spartacus Acquisition Shelf Corp. (“Shelf”) intends to file with the SEC a Registration Statement on Form S-4, that will include a proxy statement of the Company and also constitutes a prospectus of Shelf, in connection with the Transactions and will mail a definitive proxy statement/prospectus and other relevant documents to the Company’s stockholders. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, the definitive proxy statement/prospectus and the other relevant documents filed with the SEC in connection with the Company’s solicitation of proxies for its stockholders’ special meeting to be held to approve the Transactions because the proxy statement/prospectus will contain important information about the Company, Shelf, NextNav and the Transactions. The definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Transactions. Investors may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Shelf and the Company with the SEC at the SEC’s website at www.sec.gov. Stockholders of the Company will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Spartacus Acquisition Corporation, 6470 E Johns Crossing, Suite 490, Duluth, Georgia 30097.

Participants in Solicitation

The Company, Shelf, NextNav and certain of their directors and officers may be deemed participants in the solicitation of proxies of the Company’s stockholders with respect to the approval of the Transactions. Information regarding the Company’s directors and officers and a description of their interests in the Company is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC. Additional information regarding the participants in the proxy solicitation, including NextNav’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in proxy statement/prospectus and other relevant materials filed with the SEC regarding the Transactions when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to the Company as described above under “Additional Information About the Transactions and Where to Find It.”

No offer or solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.